 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012
Commission File Number 001-31893

AURIZON MINES LTD.

(Translation of registrant’s name into English)

Suite 1120, Cathedral Place, 925 West Georgia Street, Vancouver, BC  V6C 3L2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F    ☐        Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURIZON MINES LTD.
(Registrant)
Signed “Julie A.S. Kemp”
Date: August 9, 2012	By
JULIE A.S. KEMP
Corporate Secretary

EXHIBITS

Exhibit Index for Form 6-K

1.0	News Release dated August 9, 2012

- Aurizon reports Second Quarter 2012 Financial Results

2.0	Second Quarter 2012 Report

June 30, 2012, including Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Unaudited Financial Statements for the interim period Ended June 30, 2012

3.0	Form 52-102F2 Certification of Interim Filings

-Chief Executive Officer for the Interim Period ended June 30, 2012

4.0	Form 52-102F2 Certification of Interim Filings

-Chief Financial Officer for the Interim Period ended June 30, 2012